

April 3, 2008

By facsimile to (909) 971-0456 and U.S. Mail

Ms. Brenda Pfeifer
President and Chief Executive Officer
Commercial E-Waste Management, Inc.
2510 Northland Drive
Mendota Heights, MN 55120

Re: Commercial E-Waste Management, Inc.
       Pre-effective Amendments 2 and 3 to Registration Statement on Form S-1
       Filed March 24 and 31, 2008
       File No. 333-147193

Dear Ms. Pfeifer:

       We reviewed the filings and have the comments below.

Registration Statement's Facing Page

1.   Revised disclosure in footnote (2) to the calculation of registration fee table states that
       "the offering price was determined by the price shareholders were sold to our
       shareholders in a private placement memorandum." We assume that the first reference to
       "shareholders" rather than to "shares" is inadvertent. Please revise.

2.   Revised disclosure in footnote (2) to the calculation of registration fee table states that
       the price of $0.05 is a fixed price at which the selling securityholders "may" sell their
       shares until a trading market for Commercial E-Waste Management's common stock
       develop. Replace the word "may" with the word "will."

The Company, page 4

3.   Based on the response to prior comment 5, clarify in the third paragraph that two of the
       four commission-based salespersons are officers of Commercial E-Waste Management.

Selling Security Holders, page 11

4.   We note that footnote (1) to the table has been moved from after the column "Number of Shares Owned before the Offering" to after the column "Percentage of Shares Owned after the Offering." Further, it is unclear to what in the table footnote (2) relates. Formerly, footnote (2) was related to the column "Percentage of Shares Owned after the Offering." Please revise.

Description of Securities, page 14

5.   Rather than providing the disclosures required by Item 202 of Regulation S-B, this revised section largely repeats disclosures contained in the plan of distribution section. Please revise the description of securities section to include the disclosures required by Item 202 of Regulation S-B.

Note 7- Related party transactions, page 33; Operating Expenses, page 34

6.   Disclosure in note 7 that Commercial E-Waste Management paid $11,815 to related parties for services appears inconsistent with disclosure under operating expenses that Commercial E-Waste Management paid $11,815 in general and administrative expenses to related parties. Please reconcile the disclosures. Additionally, if the $11,815 was for services, tell us why the $11,815 in not reflected in the summary compensation table on page 38.

Note 9 – Subsequent Events, page 33; Interest Expense, page 35

7.   Revised disclosure states that the $25,000 loan which was payable on or before February 2, 2008 is past due and that Commercial E-Waste Management is in negotiations to extend the due date. As appropriate, continue to update the disclosure. Additionally, advise what consideration Commercial E-Waste Management has given to risk factor disclosure of the delinquent status of the loan.

Directors, Executive Officers, Promoters and Control Persons, page 36

8.   Note 1 to the table states that Commercial E-Waste Management's sole director will hold office until the next annual meeting which will be held in January 2008. As appropriate, update the disclosure.

Background of Directors, Executive Officers, Promoters and Control Persons, page 37

9.   Revise Mr. Eugene Pfeifer's biographical paragraph to describe briefly his business experience from 2002 to January 2007 as required by Item 401(a)(4) of Regulation S-B.

Undertakings, page 43

10.   Refer to prior comment 6. As requested previously, include the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Commercial E-Waste Management may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Commercial E-Waste Management thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Commercial E-Waste Management and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Commercial E-Waste Management requests acceleration of the registration statement's effectiveness, Commercial E-Waste Management should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Commercial E-Waste Management from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Commercial E-Waste Management may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Commercial E-Waste Management provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Savoy Financial Group, Inc.
        Agent for Service, Commercial E-Waste Management, Inc.
        6767 West Tropicana Avenue, Suite 207
        Las Vegas, NV 89103

        Randall V. Brumbaugh, Esq.
        417 West Foothill Boulevard
        PMB B-175
        Glendora, CA 91741